Exhibit 4(p)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

DEATH BENEFIT RIDER SCHEDULE

Rider Effective Date:	The Contract’s Issue Date

Maximum Issue Age:	We will not issue a Maximum Quarterly Value Death Benefit Rider if any Owner or Annuitant is older than Age 75 on the Contract’s Issue Date.

Annualized Benefit Cost:	[ 0.25% ] (Established on the Contract’s Issue Date and will not change.)

Maximum ‘Death Benefit Quarterly Value’ Calculation Date:	The Quarterly Anniversary occurring before the earlier of the oldest Owner’s 80th birthday or the deceased Owner’s date of death.

Maximum Death Benefit:	The Contract Value as of the Valuation Period during which we receive due proof of death, plus $1,000,000, minus any applicable premium tax.

Limited Death Benefit After Change in Owner:

If the date of death occurs within one year after any change of ownership involving a natural person, the death benefit will be the Contract Value as of the end of the Valuation Period during which we receive due proof of death, less any applicable premium tax.

MAXIMUM QUARTERLY VALUE

DEATH BENEFIT RIDER

We are amending the Contract to which this rider is attached.  While this rider is in effect, its terms and conditions supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this rider remain in full force and effect.

Any death benefit value in excess of the Contract Value is not accessible and cannot be withdrawn in a lump sum, except as part of the Death Benefit or Enhanced Spousal Continuation Benefit described in this endorsement.

DEFINITIONS

Quarterly Anniversary:  The same day of the month as the Contract’s Issue Date in three-month intervals.  If any Quarterly Anniversary is not a Valuation Date (as described in the Contract) we will calculate the quarterly death benefit value as of the next Valuation Period.  If a Quarterly Anniversary does not occur during a month, we will calculate the quarterly death benefit value as of the prior Valuation Period.

CHANGES TO “DEATH BENEFIT” SECTION OF CONTRACT

1.              The provision entitled “Death Benefit” in the “DEATH BENEFIT” section of your Contract is deleted and replaced by the provision below:

Death Benefit — The death benefit is determined as of the end of the Valuation Period during which we receive due proof of death.  Subject to the death benefit limits stated in this provision, the death benefit equals the greatest of the following amounts, less any applicable premium tax:

1)             the Contract Value; or

2)             aggregate Purchase Payments less an adjustment for each withdrawal; or

3)             the maximum ‘death benefit quarterly value’ as described below.

A ‘death benefit quarterly value’ is determined for each Quarterly Anniversary occurring on or before the Maximum ‘Death Benefit Quarterly Value’ Calculation Date shown in the Death Benefit Rider Schedule.  Each death benefit quarterly value is equal to the sum of:

1)             the Contract Value on that Quarterly Anniversary; plus

2)             all Purchase Payments since that Quarterly Anniversary; minus

3)             an adjustment for each withdrawal since that Quarterly Anniversary.

For the purpose of calculating the death benefit and the death benefit quarterly values, the adjustment for each withdrawal will equal the amount that reduces the death benefit or the death benefit quarterly value in the same proportion that the amount deducted from the Contract Value to satisfy that withdrawal request reduced the Contract Value as of the Valuation Period during which that withdrawal was taken.

In any event, the death benefit will never exceed the Maximum Death Benefit shown in the Death Benefit Rider Schedule.

If the date of death occurs within one year after any change of ownership involving a natural person, the death benefit will be the Limited Death Benefit After Change in Owner as stated in the Death Benefit Rider Schedule.

Only one death benefit is payable under this Contract even though the Contract may, in some circumstances, continue beyond an Owner’s death.

2.              The provision below is added to the “DEATH BENEFIT” section of your Contract:

Enhanced Spousal Continuation Benefit — If a sole Beneficiary is the spouse of a deceased Owner and elects, in lieu of receiving the death benefit, to continue the Contract and become the new Owner as provided in the “Payment of the Death Benefit” provision, we will add to the Contract Value an amount equal to the excess, if any, of the death benefit over the Contract Value as of the end of the Valuation Period during which we receive due proof of death.  We will allocate that amount according to the current Purchase Payment allocation instructions, but the amount we add will not be considered a Purchase Payment.

BENEFIT BASED FEE FOR DEATH BENEFIT RIDER

Benefit Cost — The Annualized Benefit Cost (“Benefit Cost”) for this rider is shown in the Death Benefit Rider Schedule as a percentage of the death benefit value on the Valuation Days described below.  The Benefit Cost is established on the Contract’s Issue Date and will not change.

Monthly Fee — Beginning with the month after the Contract’s Issue Date and continuing monthly while this rider is in force, we will calculate the monthly fee for this rider.  The fee is calculated as of the Valuation Period that includes the same day of the month as the Issue Date, or the last Valuation Period of the month if that date does not occur during the month.  Monthly fees are calculated by multiplying the monthly equivalent of the Benefit Cost by the value of the death benefit as of the fee calculation date, using the formula below:

Monthly Fee =  [ 1 – ( 1 – Benefit Cost )1/12] x dbv , where dbv =  the value of the death benefit as of the fee calculation date.

Deducting the Monthly Fees — We deduct the monthly fee in arrears, as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.

DEATH BENEFIT RIDER TERMINATION

This rider and deduction of the monthly fee will automatically terminate upon the occurrence of any of the following events:

1)             settlement of a claim for the death benefit; or

2)             application of the Contract Value to an Annuity Option; or

3)             the Contract Value is reduced to $0; or

4)             the Contract is surrendered or otherwise terminated.

Signed for the Company and made a part of the Contract as of its Issue Date.

PROTECTIVE LIFE INSURANCE COMPANY

[ Secretary ]